UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

December 7, 2015

WILSHIRE BANCORP, INC.

(Exact name of registrant as specified in its charter)

California	000-50923	20-0711133
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3200 Wilshire Boulevard, Los Angeles,
California 90010

(Address of principal executive offices) (Zip Code)

(213) 387-3200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                                        Entry into a Material Definitive Agreement

On December 7, 2015, Wilshire Bancorp, Inc., a California corporation (“Wilshire”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BBCN Bancorp, Inc., a Delaware corporation (“BBCN”).  Subject to the terms and conditions of the Merger Agreement, which have been approved by the board of directors of both Wilshire and BBCN, Wilshire will merge with and into BBCN, with BBCN being the surviving corporation (the “Merger”).

Concurrently with or as soon as reasonably practicable after the consummation of the Merger, Wilshire Bank, a California-state chartered bank and a wholly owned subsidiary of Wilshire (“Wilshire Bank”), will merge with and into BBCN Bank, a California state-chartered bank and a wholly owned subsidiary of BBCN (“BBCN Bank”), with BBCN Bank being the surviving bank (the “Bank Merger”), pursuant to a separate merger agreement between Wilshire Bank and BBCN Bank.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Wilshire common stock will be converted into 0.7034 (the “Exchange Ratio”) shares of BBCN’s common stock, with any fractional shares paid in cash. At the Effective Time, (i) each outstanding option to acquire shares of Wilshire common stock will be assumed by BBCN and be converted into a right to acquire shares of BBCN common stock, subject to adjustments to the exercise price and number of shares issuable upon exercise of such option based on the Exchange Ratio; and (ii) each restricted share of Wilshire common stock will be assumed by BBCN at the Effective Time and be converted into restricted shares of BBCN’s common stock, as adjusted by the Exchange Ratio.  In addition, at the Effective Time, BBCN will also assume the obligations of Wilshire with respect to its issued and outstanding junior subordinated debt securities.

Under the Merger Agreement, at the Effective Time, the board of the surviving corporation will consist of 16 members, with BBCN and Wilshire designating nine and seven directors respectively to serve on such board, and Steven Koh, Wilshire’s chairman, will serve as chairman of the board and Kevin Kim, BBCN’s chief executive officer, will serve as chief executive officer of the combined corporation.  The Merger Agreement also provides for the appointment of a consolidation committee consisting of three representatives from each company to oversee the integration process.  In addition, prior to the closing, BBCN will offer to enter into a consulting agreement with Wilshire’s current chief executive officer pursuant to which, if such offer is accepted, such individual would be engaged as a consultant for the surviving corporation on a one-year term, with compensation and other terms as determined by the consolidation committee.

The Merger Agreement contains representations and warranties customary for transactions of this type.  In addition, each party has agreed to various customary covenants and agreements, including, among others, (i) to conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) not to engage in certain kinds of transactions during this period, (iii) to convene and hold a meeting of its stockholders to consider and vote upon the Merger, notwithstanding any acquisition proposal or intervening material event arising after signing, (iv) to recommend approval of the Merger to its stockholders and, subject to certain exceptions, not make any changes to such recommendation, (v) not solicit, initiate, or knowingly encourage any alternative proposal to acquire Wilshire or BBCN; and (vi) subject to certain exceptions, not to provide any non-public information in connection with any such proposal, or engage in any discussions or negotiations regarding or any such proposal.

The consummation of the Merger is subject to customary conditions, including receipt of regulatory approvals, receipt of the requisite approval of the shareholders of Wilshire and BBCN, the absence of any law or order prohibiting the closing, and effectiveness of the registration statement to be filed by BBCN with respect to the stock to be issued in the Merger.  In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants, in each case subject to certain materiality standards.

The Merger Agreement contains customary termination rights for Wilshire and BBCN, including the right to terminate if the other party suffers a material adverse effect after the date of the Agreement.  In addition, each party is entitled to a termination fee in the amount of $40,000,000 if the Merger Agreement is terminated as a result of, among other circumstances, the other party’s entry into an alternative acquisition proposal within 18 months after the date of termination of the Merger Agreement or any failure by the other party to hold a shareholder meeting, recommend approval of the Merger to its shareholders or abide by its covenants not to solicit or engage in any alternative proposal, in each case, subject to the other conditions triggering such payment as provided in the Merger Agreement.

The Merger is expected to close in mid-2016.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein. The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Wilshire, BBCN or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Wilshire, BBCN or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Wilshire.

Item 8.01.                                        Other Events.

On December 7, 2015, Wilshire and BBCN issued a joint press release and held a joint investor conference call (with simultaneous webcast) to announce the execution of the Merger Agreement.  Copies of the press release and the slide presentation used on the conference call are attached hereto as Exhibits 99.1 and 99.2, respectively.  These materials are incorporated herein by reference and the foregoing description is qualified in its entirety by reference to such materials.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains statements regarding the proposed transaction between Wilshire and BBCN, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of Wilshire and BBCN. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of Wilshire, BBCN and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approval, the approval of the shareholders of Wilshire and BBCN, and other customary closing conditions.  There is no assurance that such conditions will be met or that the proposed transaction will be consummated within expected time frame, or at all.  If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Wilshire and BBCN and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the United States economy in general, and of the local economies in which the combined corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the combined corporation’s business and operating results.  For a more complete list and description of such risks and uncertainties, refer to Wilshire’s Form 10-K for the year ended December 31, 2014, as amended, BBCN’s Form 10-K for the year ended December 31, 2014, as amended, as well as other filings made by Wilshire and BBCN with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Wilshire disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, BBCN will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement/Prospectus of Wilshire and BBCN, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Wilshire and BBCN, at the SEC’s Internet site (www.sec.gov). You may also obtain these documents by contacting Wilshire’s Corporate Secretary, at Wilshire Bancorp, Inc., 3200 Wilshire Boulevard, Los Angeles, California 90010, or via e-mail to alexko@wilshirebank.com.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in Solicitation

Wilshire, BBCN and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Wilshire’s participants is set forth in the proxy statement, dated April 9, 2015, for Wilshire’s 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Information concerning BBCN’s participants is set forth in the proxy statement, dated May 1, 2015, for BBCN’s 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of BBCN and Wilshire in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1

Agreement and Plan of Merger by and between BBCN Bancorp, Inc., a Delaware corporation, and Wilshire Bancorp, Inc., a California corporation, dated as of December 7, 2015 (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Joint Press Release issued by Wilshire Bancorp, Inc. and BBCN Bancorp, Inc. dated December 7, 2015

99.2	Joint Investor Presentation dated December 7, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 7, 2015	WILSHIRE BANCORP, INC.

	By:	/s/ Alex Ko
		Name:	Alex Ko
		Title:	Executive Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1

Agreement and Plan of Merger by and between BBCN Bancorp, Inc., a Delaware corporation, and Wilshire Bancorp, Inc., a California corporation, dated as of December 7, 2015 (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Joint Press Release issued by Wilshire Bancorp, Inc. and BBCN Bancorp, Inc. dated December 7, 2015

99.2	Joint Investor Presentation dated December 7, 2015